Exemption file number 82-4953

Heineken NV

02 MAY 21 AM 10:

P.O. Box 28, 1000 AA Amst
The Netherlands
office address:
Tweede Weteringplant
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

02034247

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591	02-015		April, 29 2002

SUPPL

Dear Sir/Madam,

Attached you will find a form completed by Ms. C.L. de Carvalho – Heineken in which she files her indirect and actual participating interest of 50.005 per cent in Heineken N.V. as well as her indirect and actual 50.005 per cent of the voting rights in Heineken N.V. As the original filing is in Dutch we have attached a translation for your convenience.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken N.V.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dlw 5/21

Encl.

Exemption file number 82-4953

Law on filing of control in listed companies 1996

Attachment I

FORM FOR FILING OF CONTROL 1996 Part 1

1 Name of filer:	C.L de Carvalho – Heineken	
2 Address:	"En Glairiettaz" Chemin de la Pecherie	
3 Zip code	-	
4 City	1166 Perroy, Vaud	Established in : -
5 Country	Switzerland	Country: -
6 Name of controlled company	Heineken N.V.	
7 Total of participating interest	50.005%	
-direct and actual	-	
-direct and potential	-	
-indirect and actual	50.005%	
-indirect and potential	-	
Total of voting rights	50.005%	
-direct and actual	-	
-direct and potential	-	
-indirect and actual	50.005%	
-indirect and potential	-	

8 Date on which the obligation to file occurred: January 3rd 2002

Completed truthfully : January 16th 2002 Amsterdam

Name; C.L. de Carvalho – Heineken

Signature:
signed by Ms C.L de Carvalho

BIJLAGE I

MELDINGSFORMULIER WMZ 1996 Deel 1

1 Naam meldingsplichtige : C.L. de Carvalho - Heineken

2 Adres : "En Glairiettaz"
Chemin de la Pêcherie

3 Postcode :

4 Woonplaats : 1166 Perroy, Vaud Statutaire zetel :

5 Land : Zwitserland Land :

6 Statutaire naam Wmz-NV: Heineken N.V.

7 Totaal kapitaalbelang : 50,005 %
- rechtstreeks reëel : % (A)
- rechtstreeks potentieel : % (C)
- middellijk reëel : 50,005 % (E)
- middellijk potentieel : % (G)

Totaal Stemrecht : 50,005 %
- rechtstreeks reëel : % (B)
- rechtstreeks potentieel : % (D)
- middellijk reëel : 50,005 % (F)
- middellijk potentieel : % (H)

8 Datum ontstaan meldingsplicht: 3 januari 2002

Aldus naar waarheid opgemaakt ~~xxxx19~~ 16 januari 2002 te Amsterdam

C.L. de Carvalho - Heineken
(naam)

(handtekening)

STE ....